                                                                 EXHIBIT 3.2 (p)

                             AMENDMENT TO THE BYLAWS

                                       OF

                              INFORMIX CORPORATION

                             a Delaware corporation

          I, Gary Lloyd, as Secretary of INFORMIX CORPORATION, certify that:

          1. I am the Secretary of INFORMIX CORPORATION, a Delaware corporation (the "Corporation").

          2. On September 18, 2000, the Board of Directors of INFORMIX CORPORATION approved the following amendment to Article III, Section 1 of the Bylaws of INFORMIX CORPORATION:

                    Section 1. Management. The property, business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The number of Directors of the Corporation (including Directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes) shall be six
          (6). As used in these Bylaws, the terms whole Board or whole Board of Directors mean the total number of Directors, which the Corporation would have if there were no vacancies. In addition to the powers and authorities by these Bylaws and the Certificate of Incorporation expressly conferred upon it, the Board of Directors may exercise all such powers of the Corporation, and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Effective September 18, 2000                         INFORMIX CORPORATION


                                                     /s/ Gary Lloyd
                                                     -------------------------
                                                     Gary Lloyd, Secretary